SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**CIK # 0001283557**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K to be filed no later than October 28, 2004	**333-113636**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

[Form SE]

DOCSNY1:1079031.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________

Name: Matthew Perkins

Title: Vice President

Dated:

DOCSNY1:1079031.2

[Form SE]

TOTAL P.02

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared by the Underwriter in Connection with Bear Stearns Asset Backed Securities I LLC Bear Stearns Asset Backed Securities I Trust, Asset-Backed Certificates, Series 2004-BO1 (Filed separately under cover of Form SE in accordance with Rule 202 of Regulation S-T pursuant to a continuing hardship exemption).

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$1,421,830,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2004-BO1
Issuer

Asset-Backed Certificates, Series 2004-BO1

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

September 29, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$1,421,830,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2004-BO1
Issuer
Asset-Backed Certificates, Series 2004-BO1

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank, National Association
Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's / S&P
Class I-A-1	$637,051,000	Floating	[1.000]	0	28	[06/25/19]	Aaa / AAA
Class I-A-2	118,741,000	Floating	[3.000]	27	31	[11/25/24]	Aaa / AAA
Class I-A-3	83,848,000	Floating	[5.631]	57	13	[09/25/34]	Aaa / AAA
Class II-A-1	314,646,000	Floating	[1.991]	0	70	[09/25/34]	Aaa / AAA
Class II-A-2	34,961,000	Floating	[1.991]	0	70	[09/25/34]	Aaa / AAA
Class M-1	76,795,000	Floating	[4.529]	44	26	[08/25/34]	Aa2 / AAA
Class M-2	24,867,000	Floating	[4.345]	42	28	[08/25/34]	Aa3 / AAA
Class M-3	21,210,000	Floating	[4.281]	41	29	[08/25/34]	A1 / AAA
Class M-4	19,748,000	Floating	[4.237]	40	30	[08/25/34]	A2 / AA+
Class M-5	21,211,000	Floating	[4.198]	39	31	[08/25/34]	A3 / AA+
Class M-6	18,285,000	Floating	[4.168]	39	31	[08/25/34]	Baa1 / AA
Class M-7	16,091,000	Floating	[4.131]	38	32	[08/25/34]	Baa2 / AA
Class M-8	14,628,000	Floating	[4.121]	37	33	[08/25/34]	Baa3 / AA-
Class M-9A	9,874,000	Floating	[3.178]	37	5	[01/25/22]	n/a / A
Class M-9B	9,874,000	Floating	[5.008]	41	29	[08/25/34]	n/a / A

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9A and Class M-9B Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originator:	Bank One, National Association, (who will make certain representations and warranties relating to the mortgage loans).
Mortgage Loan Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicer:	GMAC Mortgage Corporation, (as of the Closing Date, Bank One, National Association or a designated subservicer will be servicing 100% of the mortgage loans on an interim basis. The mortgage loans will transfer to GMAC on November 1, 2004).
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $1,189,247,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $232,583,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by seasoned adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the applicable Cut-off Date, the Mortgage Loans consisted of approximately 24,425 seasoned fixed and adjustable-rate, first and second lien, closed-end subprime residential mortgage loans totaling approximately $1,462,788,730. Approximately 68% of the mortgage loans provide for monthly payments to be allocated to principal and interest according to the daily simple interest method ("DSI Loans". The payments on the remainder of the mortgage loans are allocated to principal and interest according to the customary method, on which 30 days of interest is owed each month irrespective of the day on which the payment was received ("30/360 Loans").
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 19,903 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $993 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 4,522 agency conforming balance, fixed-rate and adjustable-rate, first lien mortgage loans totaling approximately $430 million.
Expected Pricing Date:	On or about September [24], 2004.
Closing Date:	On or about October [26], 2004.

Cut-off Date:	With respect to the "30/360 Loans" is the close of business on October 1, 2004. With respect to the "DSI Loans" is the close of business on October 14, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2004.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable distribution date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable distribution date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Mortgage Loan Seller may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the applicable Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum, the "Master Servicing Fee" and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Advances: The Master Servicer is required to advance delinquent payments of interest on the Mortgage Loans to the extent such amounts are deemed recoverable, provided, however, that if the payments on any second lien mortgage loan are delinquent 120 days or more, no further advances will be made on those mortgage loans. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margins on the Class I-A-2, Class I-A-3, Class II-A-1 and Class II-A-2 Certificates will increase to 2.0 times their initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *First Lien Mortgage Loans:* 30% CPR.

Second Lien Mortgage Loans: 40% CPR.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Cross Collateralization
4. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.80% of the aggregate principal balance of the Mortgage Loans as of the applicable Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 5.60% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $7,313,943 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.
Overcollateralization Increase Amount:	With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.
Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.
Excess Overcollateralization Amount:	With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.
Stepdown Date:	The later to occur of (x) the Distribution Date occurring in November 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [37.40]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[18.70]%	[37.40]%
M-1	[13.45]%	[26.90]%
M-2	[11.75]%	[23.50]%
M-3	[10.30]%	[20.60]%
M-4	[8.95]%	[17.90]%
M-5	[7.50]%	[15.00]%
M-6	[6.25]%	[12.50]%
M-7	[5.15]%	[10.30]%
M-8	[4.15]%	[8.30]%
M-9A	[2.80]%	[5.60]%
M-9B	[2.80]%	[5.60]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33] % of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the applicable Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the applicable Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
November 2007 through October 2008	[3.50]%
November 2008 through October 2009	[5.50]%
November 2009 through October 2010	[7.00]%
November 2010 and thereafter	[7.75]%]

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, beginning with the Class M-9A and Class M-9B, on a pro rata basis, until the principal amounts of those subordinate classes have been reduced to zero and then to the Class M Certificates with the next lowest payment priority, in each case, until the principal amounts of that class has been reduced to zero and fourth, to the Class A Certificates on a pro rata basis, provided however, realized losses otherwise allocable to the Class II-A-1 Certificates will first be allocated to the Class II-A-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero, thereafter, losses will be allocated to the Class II-A-1 Certificates, based on the amount of realized losses on the mortgage loans.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate, (ii) the Master Fee Rate and (iii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class I-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class II-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans in each loan group, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the Certificate Principal Balance of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount:

The Senior Interest Distribution Amount for any Distribution Date and the Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount:

If, on any Distribution Date, the Pass-Through Rate for the Class A Certificates and Class M Certificates is based on the Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts will be payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class A Certificates and Class M Certificates will benefit from interest rate cap agreements, the payments on which will be available to mitigate Basis Risk Shortfall. The interest rate cap agreements will not guarantee that any of the Class A Certificates and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. It is anticipated that the interest rate cap agreements will include the following terms:

- Class I-A Certificates Notional Balances: Strike Rate of 9.20% (capped at 9.75%) for months 1-23; Strike Rate of 9.25% (capped at 11.50%) for months 24-70.
- Class II-A-1 Certificates Notional Balances: Strike Rate of 9.20% (capped at 11.50%) for months 1-23; Strike Rate of 9.25% (capped at 11.60%) for months 24-70.
- Class II-A-2 Certificates Notional Balances: Strike Rate of 9.20% (capped at 10.75%) for months 1-23; Strike Rate of 9.25% (capped at 12.00%) for months 24-70.
- Class M Certificates Notional Balances: Strike Rate of 9.25% (capped at 11.50%) for months 1-70.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, concurrently to the holders of the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates and from the Group II Interest Remittance Amount, concurrently to the holders of the Class II-A-1 and II-A-2 Certificates pro rata based on the amount of accrued interest payable to each such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates;

(ix) from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates;

(x) from the combined remaining Interest Remittance Amount, to the holders of the Class M-9A Certificates, the Interest Distribution Amount for such Certificates; and

(xi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-9B Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount pro rata to the holders of the Class I-A Certificates (the Class I-A-1, Class I-A-2 and Class I-A-3 Certificates are paid pro-rata in the aggregate and sequentially amongst themselves, in that order), until the Certificate Principal Balance of each such class has been reduced to zero; then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount pro rata to the holders of the Class II-A Certificates, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero;

Principal Payment Priority: cont

(x) to the holders of the Class M-8 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(xi) sequentially to the holders of the Class M-9A Certificates and Class M-9B Certificates, in that order, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Step down Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) sequentially to the holders of the Class I-A-1, Class I-A-2 and I-A-3 Certificates, in that order, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amounts described in (ii) below;

(ii) to the holders of the Class II-A Certificates pro rata, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above), after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(xi) sequentially to the holders of the Class M-9A Certificates and Class M-9B Certificates, in that order, the Class M-9 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9A and Class M-9B Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates and Class M Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Class I-A Principal Distribution Amount: The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.60% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class II-A Principal Distribution Amount: The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.60% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 73.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class M-3 Principal Distribution Amount:	The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 79.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.
Class M-4 Principal Distribution Amount:	The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 82.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.
Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 85.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class M-7 Principal Distribution Amount:

The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class M-8 Principal Distribution Amount:

The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class M-9 Principal Distribution Amount:

The Class M-9 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.40% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,313,943.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-04	10.544	10.957	39	25-Jan-08	9.005	11.168
2	25-Dec-04	9.484	9.945	40	25-Feb-08	9.001	11.173
3	25-Jan-05	9.169	9.708	41	25-Mar-08	9.617	11.702
4	25-Feb-05	9.162	9.731	42	25-Apr-08	8.993	11.168
5	25-Mar-05	10.138	10.672	43	25-May-08	9.289	11.421
6	25-Apr-05	9.152	9.722	44	25-Jun-08	8.985	11.163
7	25-May-05	9.452	10.010	45	25-Jul-08	9.281	11.416
8	25-Jun-05	9.142	9.713	46	25-Aug-08	8.978	11.159
9	25-Jul-05	9.442	10.034	47	25-Sep-08	8.974	11.156
10	25-Aug-05	9.132	9.751	48	25-Oct-08	9.269	11.409
11	25-Sep-05	9.127	9.746	49	25-Nov-08	8.966	11.152
12	25-Oct-05	9.427	10.036	50	25-Dec-08	9.262	11.404
13	25-Nov-05	9.118	9.737	51	25-Jan-09	8.959	11.148
14	25-Dec-05	9.417	10.027	52	25-Feb-09	8.956	11.146
15	25-Jan-06	9.109	9.762	53	25-Mar-09	9.911	11.971
16	25-Feb-06	9.104	9.773	54	25-Apr-09	8.948	11.135
17	25-Mar-06	10.074	10.721	55	25-May-09	9.243	11.383
18	25-Apr-06	9.095	9.765	56	25-Jun-09	8.941	11.122
19	25-May-06	9.393	10.055	57	25-Jul-09	9.236	11.370
20	25-Jun-06	9.086	9.756	58	25-Aug-09	8.935	11.108
21	25-Jul-06	9.384	10.082	59	25-Sep-09	8.931	11.101
22	25-Aug-06	9.077	9.798	60	25-Oct-09	9.226	11.350
23	25-Sep-06	9.072	9.794	61	25-Nov-09	8.925	11.088
24	25-Oct-06	9.370	11.460	62	25-Dec-09	9.219	11.335
25	25-Nov-06	9.063	11.203	63	25-Jan-10	8.918	11.073
26	25-Dec-06	9.361	11.445	64	25-Feb-10	8.915	11.065
27	25-Jan-07	9.055	11.219	65	25-Mar-10	9.867	11.891
28	25-Feb-07	9.050	11.225	66	25-Apr-10	8.909	11.050
29	25-Mar-07	10.015	12.040	67	25-May-10	9.202	11.298
30	25-Apr-07	9.042	11.208	68	25-Jun-10	8.902	11.033
31	25-May-07	9.339	11.451	69	25-Jul-10	9.196	11.281
32	25-Jun-07	9.033	11.189	70	25-Aug-10	8.896	11.016
33	25-Jul-07	9.330	11.456				
34	25-Aug-07	9.025	11.202				
35	25-Sep-07	9.021	11.189				
36	25-Oct-07	9.317	11.430				
37	25-Nov-07	9.013	11.160				
38	25-Dec-07	9.309	11.412				

(1) Assumes 1-month LIBOR at 1.95% and 6-month LIBOR at 2.20%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Class II-A-1 Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-04	8.777	10.847	39	25-Jan-08	7.651	10.079
2	25-Dec-04	7.899	10.200	40	25-Feb-08	7.651	10.079
3	25-Jan-05	7.645	10.022	41	25-Mar-08	8.179	10.451
4	25-Feb-05	7.645	10.022	42	25-Apr-08	7.651	10.080
5	25-Mar-05	8.464	10.611	43	25-May-08	7.907	10.257
6	25-Apr-05	7.645	10.022	44	25-Jun-08	7.652	10.080
7	25-May-05	7.900	10.200	45	25-Jul-08	7.907	10.257
8	25-Jun-05	7.646	10.022	46	25-Aug-08	7.652	10.081
9	25-Jul-05	7.901	10.201	47	25-Sep-08	7.652	10.081
10	25-Aug-05	7.646	10.023	48	25-Oct-08	7.908	10.258
11	25-Sep-05	7.646	10.023	49	25-Nov-08	7.653	10.081
12	25-Oct-05	7.901	10.201	50	25-Dec-08	7.908	10.258
13	25-Nov-05	7.646	10.023	51	25-Jan-09	7.653	10.081
14	25-Dec-05	7.901	10.201	52	25-Feb-09	7.653	10.082
15	25-Jan-06	7.647	10.023	53	25-Mar-09	8.474	10.667
16	25-Feb-06	7.647	10.024	54	25-Apr-09	7.654	10.082
17	25-Mar-06	8.466	10.613	55	25-May-09	7.909	10.259
18	25-Apr-06	7.647	10.024	56	25-Jun-09	7.654	10.083
19	25-May-06	7.902	10.202	57	25-Jul-09	7.909	10.260
20	25-Jun-06	7.647	10.024	58	25-Aug-09	7.655	10.083
21	25-Jul-06	7.903	10.203	59	25-Sep-09	7.655	10.083
22	25-Aug-06	7.648	10.025	60	25-Oct-09	7.910	10.260
23	25-Sep-06	7.648	10.025	61	25-Nov-09	7.655	10.083
24	25-Oct-06	7.903	10.253	62	25-Dec-09	7.910	10.260
25	25-Nov-06	7.648	10.077	63	25-Jan-10	7.655	10.084
26	25-Dec-06	7.903	10.253	64	25-Feb-10	7.656	10.084
27	25-Jan-07	7.649	10.077	65	25-Mar-10	8.476	10.669
28	25-Feb-07	7.649	10.077	66	25-Apr-10	7.656	10.084
29	25-Mar-07	8.469	10.662	67	25-May-10	7.911	10.261
30	25-Apr-07	7.649	10.078	68	25-Jun-10	7.656	10.085
31	25-May-07	7.904	10.254	69	25-Jul-10	7.912	10.262
32	25-Jun-07	7.650	10.078	70	25-Aug-10	7.657	10.085
33	25-Jul-07	7.905	10.255				
34	25-Aug-07	7.650	10.078				
35	25-Sep-07	7.650	10.078				
36	25-Oct-07	7.905	10.255				
37	25-Nov-07	7.650	10.079				
38	25-Dec-07	7.906	10.256				

(1) Assumes 1-month LIBOR at 1.95% and 6-month LIBOR at 2.20%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Class II-A-2 Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-04	8.777	10.172	39	25-Jan-08	7.651	10.493
2	25-Dec-04	7.899	9.450	40	25-Feb-08	7.651	10.493
3	25-Jan-05	7.645	9.247	41	25-Mar-08	8.179	10.837
4	25-Feb-05	7.645	9.247	42	25-Apr-08	7.651	10.493
5	25-Mar-05	8.464	9.911	43	25-May-08	7.907	10.657
6	25-Apr-05	7.645	9.247	44	25-Jun-08	7.652	10.493
7	25-May-05	7.900	9.450	45	25-Jul-08	7.907	10.657
8	25-Jun-05	7.646	9.247	46	25-Aug-08	7.652	10.494
9	25-Jul-05	7.901	9.451	47	25-Sep-08	7.652	10.494
10	25-Aug-05	7.646	9.248	48	25-Oct-08	7.908	10.658
11	25-Sep-05	7.646	9.248	49	25-Nov-08	7.653	10.494
12	25-Oct-05	7.901	9.451	50	25-Dec-08	7.908	10.658
13	25-Nov-05	7.646	9.248	51	25-Jan-09	7.653	10.495
14	25-Dec-05	7.901	9.451	52	25-Feb-09	7.653	10.495
15	25-Jan-06	7.647	9.248	53	25-Mar-09	8.474	11.040
16	25-Feb-06	7.647	9.249	54	25-Apr-09	7.654	10.495
17	25-Mar-06	8.466	9.913	55	25-May-09	7.909	10.659
18	25-Apr-06	7.647	9.249	56	25-Jun-09	7.654	10.496
19	25-May-06	7.902	9.452	57	25-Jul-09	7.909	10.660
20	25-Jun-06	7.647	9.249	58	25-Aug-09	7.655	10.496
21	25-Jul-06	7.903	9.453	59	25-Sep-09	7.655	10.496
22	25-Aug-06	7.648	9.250	60	25-Oct-09	7.910	10.660
23	25-Sep-06	7.648	9.250	61	25-Nov-09	7.655	10.497
24	25-Oct-06	7.903	10.653	62	25-Dec-09	7.910	10.660
25	25-Nov-06	7.648	10.490	63	25-Jan-10	7.655	10.497
26	25-Dec-06	7.903	10.653	64	25-Feb-10	7.656	10.497
27	25-Jan-07	7.649	10.490	65	25-Mar-10	8.476	11.043
28	25-Feb-07	7.649	10.491	66	25-Apr-10	7.656	10.498
29	25-Mar-07	8.469	11.035	67	25-May-10	7.911	10.661
30	25-Apr-07	7.649	10.491	68	25-Jun-10	7.656	10.498
31	25-May-07	7.904	10.654	69	25-Jul-10	7.912	10.662
32	25-Jun-07	7.650	10.491	70	25-Aug-10	7.657	10.499
33	25-Jul-07	7.905	10.655				
34	25-Aug-07	7.650	10.492				
35	25-Sep-07	7.650	10.492				
36	25-Oct-07	7.905	10.655				
37	25-Nov-07	7.650	10.492				
38	25-Dec-07	7.906	10.656				

(1) Assumes 1-month LIBOR at 1.95% and 6-month LIBOR at 2.20%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Nov-04	10.024	12.049	39	25-Jan-08	8.568	11.149
2	25-Dec-04	9.017	11.268	40	25-Feb-08	8.565	11.152
3	25-Jan-05	8.718	11.089	41	25-Mar-08	9.152	11.608
4	25-Feb-05	8.712	11.105	42	25-Apr-08	8.558	11.146
5	25-Mar-05	9.640	11.816	43	25-May-08	8.840	11.363
6	25-Apr-05	8.702	11.096	44	25-Jun-08	8.551	11.141
7	25-May-05	8.988	11.309	45	25-Jul-08	8.833	11.357
8	25-Jun-05	8.693	11.088	46	25-Aug-08	8.545	11.136
9	25-Jul-05	8.978	11.324	47	25-Sep-08	8.542	11.133
10	25-Aug-05	8.684	11.113	48	25-Oct-08	8.823	11.349
11	25-Sep-05	8.680	11.109	49	25-Nov-08	8.535	11.128
12	25-Oct-05	8.964	11.323	50	25-Dec-08	8.816	11.344
13	25-Nov-05	8.671	11.101	51	25-Jan-09	8.529	11.123
14	25-Dec-05	8.955	11.315	52	25-Feb-09	8.526	11.121
15	25-Jan-06	8.662	11.117	53	25-Mar-09	9.436	11.837
16	25-Feb-06	8.658	11.124	54	25-Apr-09	8.520	11.118
17	25-Mar-06	9.581	11.837	55	25-May-09	8.801	11.334
18	25-Apr-06	8.649	11.116	56	25-Jun-09	8.514	11.113
19	25-May-06	8.933	11.331	57	25-Jul-09	8.795	11.329
20	25-Jun-06	8.641	11.109	58	25-Aug-09	8.508	11.109
21	25-Jul-06	8.925	11.348	59	25-Sep-09	8.505	11.107
22	25-Aug-06	8.633	11.137	60	25-Oct-09	8.786	11.323
23	25-Sep-06	8.629	11.134	61	25-Nov-09	8.500	11.103
24	25-Oct-06	8.912	11.349	62	25-Dec-09	8.780	11.319
25	25-Nov-06	8.621	11.127	63	25-Jan-10	8.494	11.099
26	25-Dec-06	8.904	11.342	64	25-Feb-10	8.492	11.097
27	25-Jan-07	8.613	11.142	65	25-Mar-10	9.398	11.810
28	25-Feb-07	8.609	11.149	66	25-Apr-10	8.486	11.094
29	25-Mar-07	9.527	11.866	67	25-May-10	8.766	11.309
30	25-Apr-07	8.601	11.143	68	25-Jun-10	8.481	11.090
31	25-May-07	8.884	11.358	69	25-Jul-10	8.761	11.305
32	25-Jun-07	8.594	11.137	70	25-Aug-10	8.476	11.086
33	25-Jul-07	8.876	11.370				
34	25-Aug-07	8.586	11.155				
35	25-Sep-07	8.583	11.152				
36	25-Oct-07	8.865	11.368				
37	25-Nov-07	8.576	11.146				
38	25-Dec-07	8.858	11.363				

(1) Assumes 1-month LIBOR at 1.95% and 6-month LIBOR at 2.20%, no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Rate(1)	Rate (2)	Period	Distribution Date	Rate(1)	Rate (2)
1	25-Nov-04	691	697	39	25-Jan-08	601	365
2	25-Dec-04	666	659	40	25-Feb-08	606	367
3	25-Jan-05	657	639	41	25-Mar-08	627	400
4	25-Feb-05	656	631	42	25-Apr-08	611	365
5	25-Mar-05	678	649	43	25-May-08	621	380
6	25-Apr-05	653	612	44	25-Jun-08	613	361
7	25-May-05	660	611	45	25-Jul-08	622	376
8	25-Jun-05	651	592	46	25-Aug-08	613	357
9	25-Jul-05	658	593	47	25-Sep-08	613	354
10	25-Aug-05	648	574	48	25-Oct-08	622	369
11	25-Sep-05	647	564	49	25-Nov-08	613	349
12	25-Oct-05	654	566	50	25-Dec-08	622	364
13	25-Nov-05	644	545	51	25-Jan-09	614	345
14	25-Dec-05	651	547	52	25-Feb-09	614	342
15	25-Jan-06	641	526	53	25-Mar-09	639	392
16	25-Feb-06	640	517	54	25-Apr-09	613	336
17	25-Mar-06	663	545	55	25-May-09	621	350
18	25-Apr-06	637	498	56	25-Jun-09	612	330
19	25-May-06	644	502	57	25-Jul-09	620	344
20	25-Jun-06	634	480	58	25-Aug-09	611	324
21	25-Jul-06	641	487	59	25-Sep-09	611	320
22	25-Aug-06	631	466	60	25-Oct-09	619	335
23	25-Sep-06	629	459	61	25-Nov-09	610	314
24	25-Oct-06	636	467	62	25-Dec-09	619	329
25	25-Nov-06	626	446	63	25-Jan-10	610	309
26	25-Dec-06	632	455	64	25-Feb-10	609	306
27	25-Jan-07	622	435	65	25-Mar-10	635	358
28	25-Feb-07	620	429	66	25-Apr-10	609	301
29	25-Mar-07	645	470	67	25-May-10	617	317
30	25-Apr-07	617	419	68	25-Jun-10	608	297
31	25-May-07	624	430	69	25-Jul-10	617	313
32	25-Jun-07	614	409	70	25-Aug-10	608	293
33	25-Jul-07	621	421				
34	25-Aug-07	611	400				
35	25-Sep-07	609	395				
36	25-Oct-07	617	407				
37	25-Nov-07	606	386				
38	25-Dec-07	606	382				

(1) Assumes 1-month LIBOR at 1.95% and 6-month LIBOR at 2.20%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$1,423,139,348		
Number of Loans	24,425		
Average Current Loan Balance	$58,266	$3,474	$487,243
(1) Original Combined Loan-to-Value Ratio	90.13%	7.63%	190.65%
(1) Mortgage Rate	9.5185%	2.0000%	17.5000%
(1) Net Mortgage Rate	9.0185%	1.5000%	17.0000%
(1) (3) Note Margin	6.5042%	2.0000%	11.1250%
(1) (3) Maximum Mortgage Rate	16.4233%	0.0000%	22.2900%
(1) (3) Minimum Mortgage Rate	9.2357%	0.0000%	15.2900%
(1) (3) Term to Next Rate Adjustment Rate (months)	3	0	6
(1) Original Term to Stated Maturity (months)	308	60	362
(1) Age (months)	49	13	225
(1) Remaining Term to Stated Maturity (months)	220	1	358
(1) (2) Credit Score (obtained and provided by Bank One as of August 2004)	596	0	825

(1) Weighted Average reflected in Total.

(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED RATE BALLOON	23.18%
	FIXED RATE	73.46%
	ARMS 2 Year Hybrid	2.56
	ARMS 3 Year Hybrid	0.73%
	ARMS 6 Mo Hybrid	0.07%
	ARMS 7 Year Hybrid	0.01%
Lien	First	79.36%
	Second/Third	20.64%
Property Type	Two- to four- family units	0.57%
	Condominiums	0.78%
	Manufactured Homes	0.60%
	Single-family	98.05%
Geographic Distribution	Ohio	18.58%
	Indiana	7.92%
	North Carolina	6.47%
	Illinois	5.17%
	Pennsylvania	4.75%
	Missouri	4.68%
	Georgia	4.61%
	California	4.07%
	Tennessee	3.57%
	Michigan	3.47%
	Texas	3.33%
	Florida	3.30%
	Kentucky	3.27%
	South Carolina	3.23%
Number of States (including DC)		49
Primary Mortgage Insurance		0.00%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
0 - 19	1,465	75,514,723	5.31	51,546	83.48
400 - 419	2	20,048	0.00	10,024	94.77
420 - 439	39	1,976,554	0.14	50,681	91.14
440 - 459	151	8,825,646	0.62	58,448	91.10
460 - 479	504	28,656,807	2.01	56,859	90.95
480 - 499	1,112	61,522,811	4.32	55,326	90.70
500 - 519	1,790	97,858,068	6.88	54,669	90.92
520 - 539	2,084	118,898,702	8.35	57,053	90.05
540 - 559	2,107	115,671,023	8.13	54,898	90.41
560 - 579	2,125	120,859,712	8.49	56,875	90.56
580 - 599	2,063	119,620,888	8.41	57,984	90.00
600 - 619	2,164	123,929,607	8.71	57,269	90.41
620 - 639	2,300	139,707,804	9.82	60,743	91.14
640 - 659	2,471	150,601,546	10.58	60,948	91.14
660 - 679	2,213	141,132,915	9.92	63,774	90.66
680 - 699	1,046	67,920,459	4.77	64,934	90.78
700 - 719	399	26,394,445	1.85	66,151	88.94
720 - 739	200	11,916,966	0.84	59,585	85.32
740 - 759	105	6,805,361	0.48	64,813	86.21
760 - 779	49	3,036,724	0.21	61,974	89.02
780 - 799	21	1,666,267	0.12	79,346	74.36
800 - 819	11	510,836	0.04	46,440	68.14
820 - 839	4	91,436	0.01	22,859	77.04
TOTAL:	24,425	1,423,139,348	100.00	58,266	90.13

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	776	40,413,414	2.84	52,079	577	79.38
5.00% - 9.99%	162	5,005,684	0.35	30,899	597	89.94
10.00% - 14.99%	316	14,113,131	0.99	44,662	602	83.67
15.00% - 19.99%	744	34,514,713	2.43	46,391	601	83.99
20.00% - 24.99%	1,364	70,404,941	4.95	51,617	603	86.58
25.00% - 29.99%	2,279	121,156,942	8.51	53,162	601	88.32
30.00% - 34.99%	3,060	167,747,428	11.79	54,819	600	89.39
35.00% - 39.99%	3,756	208,020,242	14.62	55,383	598	90.20
40.00% - 44.99%	4,287	255,658,895	17.96	59,636	594	90.71
45.00% - 49.99%	4,295	276,858,263	19.45	64,461	594	91.91
50.00% - 54.99%	2,613	179,841,662	12.64	68,826	596	93.09
55.00% - 59.99%	629	42,054,200	2.96	66,859	589	93.12
60.00% - 64.99%	66	5,101,675	0.36	77,298	592	94.15
65.00% - 69.99%	5	237,737	0.02	47,547	622	92.15
70.00% - 74.99%	73	2,010,421	0.14	27,540	577	85.21
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	20,622	885,611,289	62.23	42,945	593	88.57
$100,001 - $200,000	3,478	460,267,890	32.34	132,337	600	93.13
$200,001 - $300,000	312	72,350,376	5.08	231,892	608	90.88
$300,001 - $400,000	9	3,068,266	0.22	340,918	654	77.96
$400,001 - $500,000	4	1,841,528	0.13	460,382	641	77.50
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
1.5000% - 1.9999%	1	134,880	0.01	134,880	612	97.92
2.5000% - 2.9999%	1	50,921	0.00	50,921	609	85.00
3.5000% - 3.9999%	1	151,391	0.01	151,391	667	73.30
4.0000% - 4.4999%	3	596,454	0.04	198,818	720	53.26
4.5000% - 4.9999%	21	2,505,514	0.18	119,310	667	69.76
5.0000% - 5.4999%	105	12,558,132	0.88	119,601	658	76.04
5.5000% - 5.9999%	285	29,756,780	2.09	104,410	637	83.96
6.0000% - 6.4999%	518	60,892,054	4.28	117,552	630	90.61
6.5000% - 6.9999%	662	66,576,185	4.68	100,568	619	91.55
7.0000% - 7.4999%	1,257	114,519,152	8.05	91,105	614	91.43
7.5000% - 7.9999%	1,393	116,322,393	8.17	83,505	604	92.11
8.0000% - 8.4999%	2,553	184,441,754	12.96	72,245	597	90.47
8.5000% - 8.9999%	1,956	139,119,085	9.78	71,124	594	91.35
9.0000% - 9.4999%	3,024	187,245,751	13.16	61,920	590	88.53
9.5000% - 9.9999%	1,939	101,829,930	7.16	52,517	584	89.02
10.0000% - 10.4999%	2,855	145,371,561	10.21	50,918	580	89.39
10.5000% - 10.9999%	1,530	65,860,436	4.63	43,046	579	89.40
11.0000% - 11.4999%	2,074	74,578,938	5.24	35,959	581	90.69
11.5000% - 11.9999%	1,168	38,729,333	2.72	33,159	578	92.00
12.0000% - 12.4999%	1,447	39,261,909	2.76	27,133	578	91.22
12.5000% - 12.9999%	573	15,576,187	1.09	27,184	572	93.22
13.0000% - 13.4999%	712	18,123,647	1.27	25,455	580	92.89
13.5000% - 13.9999%	174	4,535,518	0.32	26,066	581	91.13
14.0000% - 14.4999%	141	3,584,499	0.25	25,422	568	92.72
14.5000% - 14.9999%	15	501,175	0.04	33,412	561	81.03
15.0000% - 15.4999%	10	184,977	0.01	18,498	607	75.25
15.5000% - 15.9999%	2	32,677	0.00	16,339	554	91.59
16.0000% - 16.4999%	3	55,068	0.00	18,356	623	67.21
17.0000% - 17.4999%	2	43,047	0.00	21,523	671	78.51
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
2.0000% - 2.4999%	1	134,880	0.01	134,880	612	97.92
3.0000% - 3.4999%	1	50,921	0.00	50,921	609	85.00
4.0000% - 4.4999%	1	151,391	0.01	151,391	667	73.30
4.5000% - 4.9999%	3	596,454	0.04	198,818	720	53.26
5.0000% - 5.4999%	21	2,505,514	0.18	119,310	667	69.76
5.5000% - 5.9999%	105	12,558,132	0.88	119,601	658	76.04
6.0000% - 6.4999%	285	29,756,780	2.09	104,410	637	83.96
6.5000% - 6.9999%	518	60,892,054	4.28	117,552	630	90.61
7.0000% - 7.4999%	662	66,576,185	4.68	100,568	619	91.55
7.5000% - 7.9999%	1,257	114,519,152	8.05	91,105	614	91.43
8.0000% - 8.4999%	1,393	116,322,393	8.17	83,505	604	92.11
8.5000% - 8.9999%	2,553	184,441,754	12.96	72,245	597	90.47
9.0000% - 9.4999%	1,956	139,119,085	9.78	71,124	594	91.35
9.5000% - 9.9999%	3,024	187,245,751	13.16	61,920	590	88.53
10.0000% - 10.4999%	1,939	101,829,930	7.16	52,517	584	89.02
10.5000% - 10.9999%	2,855	145,371,561	10.21	50,918	580	89.39
11.0000% - 11.4999%	1,530	65,860,436	4.63	43,046	579	89.40
11.5000% - 11.9999%	2,074	74,578,938	5.24	35,959	581	90.69
12.0000% - 12.4999%	1,168	38,729,333	2.72	33,159	578	92.00
12.5000% - 12.9999%	1,447	39,261,909	2.76	27,133	578	91.22
13.0000% - 13.4999%	573	15,576,187	1.09	27,184	572	93.22
13.5000% - 13.9999%	712	18,123,647	1.27	25,455	580	92.89
14.0000% - 14.4999%	174	4,535,518	0.32	26,066	581	91.13
14.5000% - 14.9999%	141	3,584,499	0.25	25,422	568	92.72
15.0000% - 15.4999%	15	501,175	0.04	33,412	561	81.03
15.5000% - 15.9999%	10	184,977	0.01	18,498	607	75.25
16.0000% - 16.4999%	2	32,677	0.00	16,339	554	91.59
16.5000% - 16.9999%	3	55,068	0.00	18,356	623	67.21
17.5000% - 17.9999%	2	43,047	0.00	21,523	671	78.51
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.01% - 5.00%	22	331,016	0.02	15,046	605
5.01% - 10.00%	768	12,440,304	0.87	16,198	599
10.01% - 15.00%	1,837	36,024,771	2.53	19,611	594
15.01% - 20.00%	2,768	65,685,921	4.62	23,730	590
20.01% - 25.00%	1,847	50,196,434	3.53	27,177	587
25.01% - 30.00%	1,227	39,414,804	2.77	32,123	594
30.01% - 35.00%	861	31,529,970	2.22	36,620	590
35.01% - 40.00%	590	25,782,448	1.81	43,699	594
40.01% - 45.00%	370	15,525,323	1.09	41,960	598
45.01% - 50.00%	308	12,989,941	0.91	42,175	597
50.01% - 55.00%	220	11,108,212	0.78	50,492	603
55.01% - 60.00%	267	12,677,164	0.89	47,480	599
60.01% - 65.00%	384	19,950,534	1.40	51,955	602
65.01% - 70.00%	598	32,407,447	2.28	54,193	602
70.01% - 75.00%	818	52,622,886	3.70	64,331	596
75.01% - 80.00%	1,899	137,043,569	9.63	72,166	595
80.01% - 85.00%	1,453	101,424,471	7.13	69,803	586
85.01% - 90.00%	2,018	173,213,561	12.17	85,834	590
90.01% - 95.00%	918	86,875,536	6.10	94,636	605
95.01% - 100.00%	4,424	435,651,518	30.61	98,475	601
100.01% or greater	828	70,243,517	4.94	84,835	597
TOTAL:	24,425	1,423,139,348	100.00	58,266	596

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	33	504,323	0.04	15,283	614
10.01% - 15.00%	77	1,291,588	0.09	16,774	603
15.01% - 20.00%	121	2,034,853	0.14	16,817	600
20.01% - 25.00%	77	1,651,001	0.12	21,442	600
25.01% - 30.00%	70	1,653,913	0.12	23,627	618
30.01% - 35.00%	60	1,940,884	0.14	32,348	609
35.01% - 40.00%	89	3,175,491	0.22	35,680	632
40.01% - 45.00%	115	3,841,720	0.27	33,406	604
45.01% - 50.00%	149	5,094,125	0.36	34,189	607
50.01% - 55.00%	172	6,998,911	0.49	40,691	612
55.01% - 60.00%	245	10,387,598	0.73	42,398	603
60.01% - 65.00%	424	20,397,789	1.43	48,108	605
65.01% - 70.00%	675	33,784,356	2.37	50,051	605
70.01% - 75.00%	1,034	58,036,026	4.08	56,128	599
75.01% - 80.00%	2,443	154,678,583	10.87	63,315	595
80.01% - 85.00%	2,053	118,312,475	8.31	57,629	586
85.01% - 90.00%	3,532	215,322,401	15.13	60,963	591
90.01% - 95.00%	2,038	115,391,088	8.11	56,620	602
95.01% - 100.00%	9,228	575,842,870	40.46	62,402	598
100.01% or greater	1,790	92,799,352	6.52	51,843	593
TOTAL:	24,425	1,423,139,348	100.00	58,266	596

Current Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Current Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.00% - 5.00%	9	60,543	0.00	6,727	612
5.01% - 10.00%	99	1,218,506	0.09	12,308	604
10.01% - 15.00%	99	1,606,964	0.11	16,232	615
15.01% - 20.00%	129	2,569,977	0.18	19,922	602
20.01% - 25.00%	79	1,685,323	0.12	21,333	601
25.01% - 30.00%	92	2,778,109	0.20	30,197	623
30.01% - 35.00%	91	2,322,024	0.16	25,517	603
35.01% - 40.00%	136	4,827,809	0.34	35,499	622
40.01% - 45.00%	171	5,922,888	0.42	34,637	605
45.01% - 50.00%	210	8,233,568	0.58	39,207	611
50.01% - 55.00%	283	11,611,653	0.82	41,031	609
55.01% - 60.00%	434	18,919,970	1.33	43,594	603
60.01% - 65.00%	671	32,800,482	2.30	48,883	607
65.01% - 70.00%	872	46,544,933	3.27	53,377	607
70.01% - 75.00%	1,346	76,627,311	5.38	56,930	598
75.01% - 80.00%	2,350	149,590,258	10.51	63,655	593
80.01% - 85.00%	2,192	129,879,221	9.13	59,251	590
85.01% - 90.00%	3,517	209,059,284	14.69	59,443	591
90.01% - 95.00%	3,128	179,061,617	12.58	57,245	602
95.01% - 100.00%	8,361	528,144,721	37.11	63,168	596
100.01% or greater	156	9,674,187	0.68	62,014	575
TOTAL:	24,425	1,423,139,348	100.00	58,266	596

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Ohio	3,907	264,399,132	18.58	67,673	600	92.40
Indiana	1,872	112,718,217	7.92	60,213	599	91.51
North Carolina	1,577	92,101,828	6.47	58,403	585	91.44
Illinois	1,232	73,597,205	5.17	59,738	592	90.38
Pennsylvania	1,109	67,567,091	4.75	60,926	600	90.05
Missouri	1,021	66,613,128	4.68	65,243	599	92.67
Georgia	1,144	65,652,392	4.61	57,388	588	90.77
California	905	57,908,644	4.07	63,987	615	80.39
Tennessee	745	50,750,827	3.57	68,122	597	91.61
Michigan	763	49,417,452	3.47	64,767	584	88.28
Texas	1,606	47,428,937	3.33	29,532	593	85.91
Florida	999	46,944,742	3.30	46,992	580	85.19
Kentucky	769	46,501,652	3.27	60,470	601	92.32
South Carolina	815	46,027,895	3.23	56,476	593	91.13
Other[(1)]	5961	335,510,208	23.54	56,284	597	89.41
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

[1)] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	463	20,028,716	1.41	43,259	599	75.86
Primary Residence	23,962	1,403,110,632	98.59	58,556	596	90.33
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	126	8,140,242	0.57	64,605	608	85.34
Condominium	197	11,095,922	0.78	56,324	612	88.78
Manufactured Home	203	8,545,960	0.60	42,098	603	77.83
Single-family	23,899	1,395,357,225	98.05	58,386	596	90.24
TOTAL:	24,425	1,423,139,348	100.00	58,266	596	90.13

Age of Total Mortgage Loans

Range of Ages	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
13 – 24	1,260	129,981,333	9.13	103,160	630
25 - 36	2,464	221,976,367	15.60	90,088	614
37 - 48	4,364	274,588,980	19.29	62,921	594
49 - 60	9,041	478,069,099	33.59	52,878	585
61 - 72	5,051	246,568,532	17.33	48,816	584
73 - 84	1,496	55,704,174	3.91	37,235	590
85 - 96	353	9,678,218	0.68	27,417	594
97 - 108	199	3,939,150	0.28	19,795	590
109 - 120	116	1,713,189	0.12	14,769	596
121 - 132	48	520,351	0.04	10,841	624
133 - 144	19	202,256	0.01	10,645	588
145 - 156	4	37,403	0.00	9,351	640
157 - 168	6	43,211	0.00	7,202	629
169 - 180	2	17,618	0.00	8,809	576
205 - 216	1	91,433	0.01	91,433	616
217 - 228	1	8,036	0.00	8,036	533
TOTAL:	24,425	1,423,139,348	100.00	58,266	596

Delinquency of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans
Current	23,337	1,359,517,523	95.53
31-60 Days	720	40,779,046	2.87
61-89 Days	368	22,842,779	1.61
TOTAL:	24,425	1,423,139,348	100.00

DESCRIPTION OF THE COLLATERAL

GROUP 1 MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$993,139,306		
Number of Loans	19,903		
Average Current Loan Balance	$49,899	$3,474	$487,243
(1) Original Combined Loan-to-Value Ratio	88.91%	7.63%	190.65%
(1) Mortgage Rate	10.0024%	2.0000%	17.5000%
(1) Net Mortgage Rate	9.5024%	1.5000%	17.0000%
(1) Original Term to Stated Maturity (months)	301	60	362
(1) Age (months)	54	13	225
(1) Remaining Term to Stated Maturity (months)	211	1	358
(1) Credit Score (obtained and provided by Bank One as of August 2004)	588	0	825

(1) Weighted Average reflected in Total.

	Range	Percent of Cut-off Date Principal Balance
Product Type	Fixed Rate Balloon	21.97%
	Fixed Rate	73.27%
	Arm 6 Month Hybrid	0.09%
	Arm 2 Year Hybrid	3.62%
	Arm 3 Year Hybrid	1.04%
	Arm 7 Year Hybrid	0.01%
Lien	First	70.42%
	Second/Third	29.58%
Property Type	Two- to four- family units	0.82%
	Condominium	1.12%
	Manufactured House	0.86%
	Single-family	97.20%
Geographic Distribution	Ohio	15.45%
	Indiana	6.97%
	North Carolina	6.96%
	Illinois	5.18%
	California	5.07%
	Georgia	5.05%
	Pennsylvania	4.65%
	Texas	4.60%
	Florida	4.33%
	Tennessee	3.73%
	Missouri	3.58%
	South Carolina	3.52%
	Michigan	3.38%
Number of States (including DC)		49
Primary Mortgage Insurance		0.00%

Credit Score Distribution of Group 1 Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
0 - 19	1,396	69,439,838	6.99	49,742	82.84
400 - 419	2	20,048	0.00	10,024	94.77
420 - 439	37	1,843,912	0.19	49,835	90.55
440 - 459	137	7,217,159	0.73	52,680	90.62
460 - 479	442	23,380,024	2.35	52,896	90.65
480 - 499	979	48,523,165	4.89	49,564	89.86
500 - 519	1,570	78,140,715	7.87	49,771	90.31
520 - 539	1,809	94,088,153	9.47	52,011	89.03
540 - 559	1,824	90,884,783	9.15	49,827	89.68
560 - 579	1,763	88,190,420	8.88	50,023	89.74
580 - 599	1,706	85,887,090	8.65	50,344	88.60
600 - 619	1,707	81,881,376	8.24	47,968	88.98
620 - 639	1,768	88,786,066	8.94	50,218	89.98
640 - 659	1,830	87,843,117	8.84	48,002	90.08
660 - 679	1,568	77,339,416	7.79	49,324	88.86
680 - 699	747	36,829,725	3.71	49,304	89.30
700 - 719	307	17,233,029	1.74	56,134	87.13
720 - 739	158	7,798,132	0.79	49,355	83.65
740 - 759	85	4,513,616	0.45	53,101	84.14
760 - 779	38	1,809,209	0.18	47,611	86.85
780 - 799	16	929,053	0.09	58,066	68.05
800 - 819	10	469,825	0.05	46,983	67.21
820 - 839	4	91,436	0.01	22,859	77.04
TOTAL:	19,903	993,139,306	100.00	49,899	88.91

Debt-to-Income Ratios of Group 1 Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	776	40,413,414	4.07	52,079	577	79.38
5.00% - 9.99%	162	5,005,684	0.50	30,899	597	89.94
10.00% - 14.99%	316	14,113,131	1.42	44,662	602	83.67
15.00% - 19.99%	609	26,068,313	2.62	42,805	596	84.08
20.00% - 24.99%	1,100	50,228,029	5.06	45,662	596	85.63
25.00% - 29.99%	1,833	83,115,580	8.37	45,344	592	87.22
30.00% - 34.99%	2,476	113,783,873	11.46	45,955	591	88.26
35.00% - 39.99%	3,065	142,747,741	14.37	46,573	590	88.78
40.00% - 44.99%	3,457	175,760,146	17.70	50,842	586	89.53
45.00% - 49.99%	3,451	190,450,827	19.18	55,187	585	90.93
50.00% - 54.99%	2,024	114,948,459	11.57	56,793	583	91.95
55.00% - 59.99%	493	29,312,481	2.95	59,457	587	92.97
60.00% - 64.99%	63	4,943,471	0.50	78,468	590	94.28
65.00% - 69.99%	5	237,737	0.02	47,547	622	92.15
70.00% - 74.99%	73	2,010,421	0.20	27,540	577	85.21
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

Original Mortgage Loan Principal Balances of Group 1 Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	17,804	698,656,331	70.35	39,242	588	87.97
$100,001 - $200,000	1,918	251,160,830	25.29	130,949	586	91.65
$200,001 - $300,000	168	38,412,352	3.87	228,645	596	89.55
$300,001 - $400,000	9	3,068,266	0.31	340,918	654	77.96
$400,001 - $500,000	4	1,841,528	0.19	460,382	641	77.50
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

Net Mortgage Rates of Group 1 Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
1.5000% - 1.9999%	1	134,880	0.01	134,880	612	97.92
2.5000% - 2.9999%	1	50,921	0.01	50,921	609	85.00
3.5000% - 3.9999%	1	151,391	0.02	151,391	667	73.30
4.0000% - 4.4999%	3	596,454	0.06	198,818	720	53.26
4.5000% - 4.9999%	9	1,133,140	0.11	125,904	655	65.46
5.0000% - 5.4999%	20	2,191,439	0.22	109,572	681	72.11
5.5000% - 5.9999%	111	9,354,011	0.94	84,270	626	84.20
6.0000% - 6.4999%	157	16,723,412	1.68	106,519	623	87.16
6.5000% - 6.9999%	270	23,244,244	2.34	86,090	607	86.78
7.0000% - 7.4999%	627	46,761,046	4.71	74,579	611	86.06
7.5000% - 7.9999%	974	74,901,471	7.54	76,901	601	90.85
8.0000% - 8.4999%	1,782	115,835,417	11.66	65,003	593	88.05
8.5000% - 8.9999%	1,562	105,665,237	10.64	67,647	590	90.69
9.0000% - 9.4999%	2,453	141,449,761	14.24	57,664	583	87.58
9.5000% - 9.9999%	1,693	83,893,182	8.45	49,553	582	88.03
10.0000% - 10.4999%	2,549	121,193,436	12.20	47,545	578	88.23
10.5000% - 10.9999%	1,438	59,373,100	5.98	41,289	579	88.82
11.0000% - 11.4999%	2,010	69,996,465	7.05	34,824	580	90.33
11.5000% - 11.9999%	1,164	38,621,156	3.89	33,180	578	92.00
12.0000% - 12.4999%	1,451	39,368,365	3.96	27,132	578	91.22
12.5000% - 12.9999%	568	15,440,171	1.55	27,183	572	93.21
13.0000% - 13.4999%	712	18,123,647	1.82	25,455	580	92.89
13.5000% - 13.9999%	174	4,535,518	0.46	26,066	581	91.13
14.0000% - 14.4999%	141	3,584,499	0.36	25,422	568	92.72
14.5000% - 14.9999%	15	501,175	0.05	33,412	561	81.03
15.0000% - 15.4999%	10	184,977	0.02	18,498	607	75.25
15.5000% - 15.9999%	2	32,677	0.00	16,339	554	91.59
16.0000% - 16.4999%	3	55,068	0.01	18,356	623	67.21
17.0000% - 17.4999%	2	43,047	0.00	21,523	671	78.51
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

Mortgage Rates of Group 1 Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
2.0000% - 2.4999%	1	134,880	0.01	134,880	612	97.92
3.0000% - 3.4999%	1	50,921	0.01	50,921	609	85.00
4.0000% - 4.4999%	1	151,391	0.02	151,391	667	73.30
4.5000% - 4.9999%	3	596,454	0.06	198,818	720	53.26
5.0000% - 5.4999%	9	1,133,140	0.11	125,904	655	65.46
5.5000% - 5.9999%	20	2,191,439	0.22	109,572	681	72.11
6.0000% - 6.4999%	111	9,354,011	0.94	84,270	626	84.20
6.5000% - 6.9999%	157	16,723,412	1.68	106,519	623	87.16
7.0000% - 7.4999%	270	23,244,244	2.34	86,090	607	86.78
7.5000% - 7.9999%	627	46,761,046	4.71	74,579	611	86.06
8.0000% - 8.4999%	974	74,901,471	7.54	76,901	601	90.85
8.5000% - 8.9999%	1,782	115,835,417	11.66	65,003	593	88.05
9.0000% - 9.4999%	1,562	105,665,237	10.64	67,647	590	90.69
9.5000% - 9.9999%	2,453	141,449,761	14.24	57,664	583	87.58
10.0000% - 10.4999%	1,693	83,893,182	8.45	49,553	582	88.03
10.5000% - 10.9999%	2,549	121,193,436	12.20	47,545	578	88.23
11.0000% - 11.4999%	1,438	59,373,100	5.98	41,289	579	88.82
11.5000% - 11.9999%	2,010	69,996,465	7.05	34,824	580	90.33
12.0000% - 12.4999%	1,164	38,621,156	3.89	33,180	578	92.00
12.5000% - 12.9999%	1,451	39,368,365	3.96	27,132	578	91.22
13.0000% - 13.4999%	568	15,440,171	1.55	27,183	572	93.21
13.5000% - 13.9999%	712	18,123,647	1.82	25,455	580	92.89
14.0000% - 14.4999%	174	4,535,518	0.46	26,066	581	91.13
14.5000% - 14.9999%	141	3,584,499	0.36	25,422	568	92.72
15.0000% - 15.4999%	15	501,175	0.05	33,412	561	81.03
15.5000% - 15.9999%	10	184,977	0.02	18,498	607	75.25
16.0000% - 16.4999%	2	32,677	0.00	16,339	554	91.59
16.5000% - 16.9999%	3	55,068	0.01	18,356	623	67.21
17.5000% - 17.9999%	2	43,047	0.00	21,523	671	78.51
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

Original Loan-to-Value Ratios of Group 1 Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.01% - 5.00%	22	331,016	0.03	15,046	605
5.01% - 10.00%	768	12,440,304	1.25	16,198	599
10.01% - 15.00%	1,837	36,024,771	3.63	19,611	594
15.01% - 20.00%	2,768	65,685,921	6.61	23,730	590
20.01% - 25.00%	1,846	50,171,657	5.05	27,179	587
25.01% - 30.00%	1,223	39,311,458	3.96	32,143	594
30.01% - 35.00%	856	31,314,944	3.15	36,583	589
35.01% - 40.00%	576	25,183,080	2.54	43,721	594
40.01% - 45.00%	356	14,843,839	1.49	41,696	597
45.01% - 50.00%	289	12,336,400	1.24	42,687	596
50.01% - 55.00%	199	9,943,900	1.00	49,969	599
55.01% - 60.00%	234	10,542,244	1.06	45,052	594
60.01% - 65.00%	322	15,412,350	1.55	47,864	592
65.01% - 70.00%	505	26,426,289	2.66	52,329	596
70.01% - 75.00%	683	42,164,771	4.25	61,735	587
75.01% - 80.00%	1,511	105,372,508	10.61	69,737	586
80.01% - 85.00%	1,122	78,008,285	7.85	69,526	578
85.01% - 90.00%	1,395	114,028,135	11.48	81,741	579
90.01% - 95.00%	452	40,805,340	4.11	90,277	596
95.01% - 100.00%	2,462	228,268,977	22.98	92,717	588
100% or greater	477	34,523,119	3.48	72,376	592
TOTAL:	19,903	993,139,306	100.00	49,899	588

Original Combined Loan-to-Value Ratios of Group 1 Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	33	504,323	0.05	15,283	614
10.01% - 15.00%	77	1,291,588	0.13	16,774	603
15.01% - 20.00%	121	2,034,853	0.20	16,817	600
20.01% - 25.00%	76	1,626,224	0.16	21,398	600
25.01% - 30.00%	66	1,550,567	0.16	23,493	616
30.01% - 35.00%	55	1,725,857	0.17	31,379	607
35.01% - 40.00%	75	2,576,123	0.26	34,348	644
40.01% - 45.00%	101	3,160,236	0.32	31,289	598
45.01% - 50.00%	130	4,440,583	0.45	34,158	606
50.01% - 55.00%	151	5,834,598	0.59	38,640	606
55.01% - 60.00%	212	8,252,678	0.83	38,928	598
60.01% - 65.00%	362	15,859,604	1.60	43,811	596
65.01% - 70.00%	582	27,803,198	2.80	47,772	600
70.01% - 75.00%	899	47,577,911	4.79	52,923	592
75.01% - 80.00%	2,055	123,007,522	12.39	59,858	587
80.01% - 85.00%	1,722	94,896,289	9.56	55,108	580
85.01% - 90.00%	2,909	156,136,975	15.72	53,674	584
90.01% - 95.00%	1,572	69,320,891	6.98	44,097	595
95.01% - 100.00%	7,266	368,460,329	37.10	50,710	588
100% or greater	1,439	57,078,954	5.75	39,666	588
TOTAL:	19,903	993,139,306	100.00	49,899	588

Current Combined Loan-to-Value Ratios of Group 1 Mortgage Loans

Range of Current Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
0.01% - 5.00%	9	60,543	0.01	6,727	612
5.01% - 10.00%	99	1,218,506	0.12	12,308	604
10.01% - 15.00%	99	1,606,964	0.16	16,232	615
15.01% - 20.00%	129	2,569,977	0.26	19,922	602
20.01% - 25.00%	74	1,557,199	0.16	21,043	599
25.01% - 30.00%	85	2,575,964	0.26	30,305	629
30.01% - 35.00%	76	1,894,503	0.19	24,928	601
35.01% - 40.00%	116	3,924,846	0.40	33,835	624
40.01% - 45.00%	148	5,137,873	0.52	34,715	606
45.01% - 50.00%	178	6,594,849	0.66	37,050	606
50.01% - 55.00%	241	9,263,562	0.93	38,438	605
55.01% - 60.00%	359	14,389,529	1.45	40,082	598
60.01% - 65.00%	567	26,238,804	2.64	46,277	598
65.01% - 70.00%	723	35,875,224	3.61	49,620	599
70.01% - 75.00%	1,126	61,215,141	6.16	54,365	592
75.01% - 80.00%	1,953	117,731,990	11.85	60,283	586
80.01% - 85.00%	1,850	101,414,079	10.21	54,818	583
85.01% - 90.00%	2,860	146,558,309	14.76	51,244	584
90.01% - 95.00%	2,536	118,092,266	11.89	46,566	595
95.01% - 100.00%	6,542	328,217,167	33.05	50,171	585
100% or greater	133	7,002,011	0.71	52,647	568
TOTAL:	19,903	993,139,306	100.00	49,899	588

Geographic Distribution of Mortgaged Properties of Group 1 Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Ohio	2,764	153,415,765	15.45	55,505	589	91.54
Indiana	1,388	69,182,817	6.97	49,844	591	90.67
North Carolina	1,308	69,073,530	6.96	52,809	579	90.63
Illinois	979	51,457,950	5.18	52,562	581	89.25
California	861	50,388,579	5.07	58,523	607	80.94
Georgia	998	50,116,155	5.05	50,217	582	90.26
Pennsylvania	876	46,193,516	4.65	52,732	595	89.17
Texas	1,583	45,703,087	4.60	28,871	592	86.12
Florida	960	42,954,459	4.33	44,744	577	84.24
Tennessee	610	37,093,670	3.73	60,809	588	90.14
Missouri	698	35,587,583	3.58	50,985	586	91.68
South Carolina	673	34,992,738	3.52	51,995	588	90.67
Michigan	604	33,600,212	3.38	55,629	570	86.23
Other(1)	5601	273,379,246	27.51	48,809	590	88.46
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Occupancy Types of Group 1 Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	463	20,028,716	2.02	43,259	599	75.86
Primary Residence	19,440	973,110,590	97.98	50,057	588	89.18
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

Mortgaged Property Types of Group 1 Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	126	8,140,242	0.82	64,605	608	85.34
Condominium	197	11,095,922	1.12	56,324	612	88.78
Manufactured Home	203	8,545,960	0.86	42,098	603	77.83
Single-family	19,377	965,357,182	97.20	49,820	587	89.04
TOTAL:	19,903	993,139,306	100.00	49,899	588	88.91

Age of Group 1 Mortgage Loans

Range of Ages	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
13 – 24	342	23,508,811	2.37	68,739	641
25 - 36	1,133	77,603,600	7.81	68,494	608
37 - 48	3,795	227,803,552	22.94	60,027	593
49 - 60	7,810	379,319,497	38.19	48,568	580
61 - 72	4,696	219,141,233	22.07	46,666	582
73 - 84	1,407	50,897,181	5.12	36,174	588
85 - 96	324	8,292,784	0.84	25,595	592
97 - 108	199	3,939,150	0.40	19,795	590
109 - 120	116	1,713,189	0.17	14,769	596
121 - 132	48	520,351	0.05	10,841	624
133 - 144	19	202,256	0.02	10,645	588
145 - 156	4	37,403	0.00	9,351	640
157 - 168	6	43,211	0.00	7,202	629
169 - 180	2	17,618	0.00	8,809	576
205 - 216	1	91,433	0.01	91,433	616
217 - 228	1	8,036	0.00	8,036	533
TOTAL:	19,903	993,139,306	100.00	49,899	588

Delinquency of Group 1 Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans
Current	18,903	937,512,357	94.40
31 - 60 Days	632	32,784,170	3.30
61 - 89 Days	368	22,842,779	2.30
TOTAL:	19,903	993,139,306	100.00

DESCRIPTION OF THE COLLATERAL

GROUP 2 MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$430,000,042		
Number of Loans	4522		
Average Current Loan Balance	$95,091	$7,495	$289,799
(1) Original Combined Loan-to-Value Ratio	92.92%	22.92%	100.20%
(1) Mortgage Rate	8.3993%	5.1000%	12.0000%
(1) Net Mortgage Rate	7.8993%	4.6000%	11.5000%
(1) (3) Note Margin	0.0000%	0.0000%	0.0000%
(1) (3) Maximum Mortgage Rate	0.0000%	0.0000%	0.0000%
(1) (3) Minimum Mortgage Rate	0.0000%	0.0000%	0.0000%
(1) (3) Term to Next Rate Adjustment Rate (months)	0	0	0
(1) Original Term to Stated Maturity (months)	325	120	362
(1) Age (months)	38	13	96
(1) Remaining Term to Stated Maturity (months)	239	29	347
(1) Credit Score (obtained and provided by Bank One as of August 2004)	614	0	813

(1) Weighted Average reflected in Total.

(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	Fixed Rate Balloon	26.08%
	Fixed Rate	73.92%
Lien	First	100.00%
Property Type	Single-Family	100%
Geographic Distribution	Ohio	25.81%
	Indiana	10.12%
	Missouri	7.22%
	North Carolina	5.36%
	Illinois	5.15%
	Pennsylvania	4.97%
	Kentucky	4.17%
	Michigan	3.68%
	Georgia	3.61%
	Tennessee	3.18%
Number of States (including DC)		39
Primary Mortgage Insurance		0.00%

Credit Score Distribution of Group 2 Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
0 - 19	69	6,074,885	1.41	88,042	90.78
420 - 439	2	132,642	0.03	66,321	99.41
440 - 459	14	1,608,487	0.37	114,892	93.26
460 - 479	62	5,276,782	1.23	85,109	92.29
480 - 499	133	12,999,646	3.02	97,742	93.86
500 - 519	220	19,717,353	4.59	89,624	93.33
520 - 539	275	24,810,549	5.77	90,220	93.92
540 - 559	283	24,786,240	5.76	87,584	93.09
560 - 579	362	32,669,291	7.60	90,247	92.80
580 - 599	357	33,733,798	7.85	94,492	93.57
600 - 619	457	42,048,231	9.78	92,009	93.18
620 - 639	532	50,921,738	11.84	95,718	93.16
640 - 659	641	62,758,428	14.59	97,907	92.63
660 - 679	645	63,793,500	14.84	98,905	92.83
680 - 699	299	31,090,734	7.23	103,982	92.53
700 - 719	92	9,161,416	2.13	99,581	92.34
720 - 739	42	4,118,833	0.96	98,067	88.47
740 - 759	20	2,291,746	0.53	114,587	90.27
760 - 779	11	1,227,514	0.29	111,592	92.22
780 - 799	5	737,214	0.17	147,443	82.31
800 - 819	1	41,011	0.01	41,011	78.86
TOTAL:	4,522	430,000,042	100.00	95,091	92.92

Debt-to-Income Ratios of Group 2 Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
15.00% - 19.99%	135	8,446,400	1.96	62,566	614	83.71
20.00% - 24.99%	264	20,176,912	4.69	76,428	619	88.94
25.00% - 29.99%	446	38,041,362	8.85	85,295	620	90.71
30.00% - 34.99%	584	53,963,555	12.55	92,403	617	91.77
35.00% - 39.99%	691	65,272,501	15.18	94,461	615	93.32
40.00% - 44.99%	830	79,898,749	18.58	96,264	610	93.29
45.00% - 49.99%	844	86,407,436	20.09	102,378	611	94.08
50.00% - 54.99%	589	64,893,203	15.09	110,175	617	95.12
55.00% - 59.99%	136	12,741,719	2.96	93,689	594	93.47
60.00% - 64.99%	3	158,204	0.04	52,735	637	90.12
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

Original Mortgage Loan Principal Balances of Group 2 Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	2,818	186,954,958	43.48	66,343	610	90.81
$100,001 - $200,000	1,560	209,107,060	48.63	134,043	616	94.90
$200,001 - $300,000	144	33,938,024	7.89	235,681	621	92.38
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

Net Mortgage Rates of Group 2 Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	12	1,372,374	0.32	114,364	676	73.31
5.0000% - 5.4999%	85	10,366,694	2.41	121,961	653	76.87
5.5000% - 5.9999%	176	20,558,832	4.78	116,812	641	83.93
6.0000% - 6.4999%	361	44,168,642	10.27	122,351	633	91.91
6.5000% - 6.9999%	392	43,331,941	10.08	110,541	625	94.11
7.0000% - 7.4999%	630	67,767,280	15.76	107,567	616	95.15
7.5000% - 7.9999%	412	40,757,336	9.48	98,926	610	94.60
8.0000% - 8.4999%	780	69,409,265	16.14	88,986	604	94.44
8.5000% - 8.9999%	392	33,245,213	7.73	84,809	607	93.45
9.0000% - 9.4999%	573	46,052,381	10.71	80,371	607	91.47
9.5000% - 9.9999%	246	17,830,463	4.15	72,482	597	93.53
10.0000% - 10.4999%	305	24,061,107	5.60	78,889	588	95.29
10.5000% - 10.9999%	89	6,365,500	1.48	71,522	585	95.10
11.0000% - 11.4999%	68	4,680,295	1.09	68,828	584	95.88
11.5000% - 11.9999%	1	32,722	0.01	32,722	515	90.00
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

Mortgage Rates of Group 2 Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	12	1,372,374	0.32	114,364	676	73.31
5.5000% - 5.9999%	85	10,366,694	2.41	121,961	653	76.87
6.0000% - 6.4999%	176	20,558,832	4.78	116,812	641	83.93
6.5000% - 6.9999%	361	44,168,642	10.27	122,351	633	91.91
7.0000% - 7.4999%	392	43,331,941	10.08	110,541	625	94.11
7.5000% - 7.9999%	630	67,767,280	15.76	107,567	616	95.15
8.0000% - 8.4999%	412	40,757,336	9.48	98,926	610	94.60
8.5000% - 8.9999%	780	69,409,265	16.14	88,986	604	94.44
9.0000% - 9.4999%	392	33,245,213	7.73	84,809	607	93.45
9.5000% - 9.9999%	573	46,052,381	10.71	80,371	607	91.47
10.0000% - 10.4999%	246	17,830,463	4.15	72,482	597	93.53
10.5000% - 10.9999%	305	24,061,107	5.60	78,889	588	95.29
11.0000% - 11.4999%	89	6,365,500	1.48	71,522	585	95.10
11.5000% - 11.9999%	68	4,680,295	1.09	68,828	584	95.88
12.0000% - 12.4999%	1	32,722	0.01	32,722	515	90.00
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

Original Loan-to-Value Ratios of Group 2 Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	1	24,778	0.01	24,778	564
25.01% - 30.00%	4	103,347	0.02	25,837	635
30.01% - 35.00%	5	215,026	0.05	43,005	618
35.01% - 40.00%	14	599,368	0.14	42,812	580
40.01% - 45.00%	14	681,484	0.16	48,677	628
45.01% - 50.00%	19	653,542	0.15	34,397	610
50.01% - 55.00%	21	1,164,312	0.27	55,443	635
55.01% - 60.00%	33	2,134,920	0.50	64,695	622
60.01% - 65.00%	62	4,538,184	1.06	73,197	632
65.01% - 70.00%	93	5,981,158	1.39	64,314	625
70.01% - 75.00%	135	10,458,115	2.43	77,468	628
75.01% - 80.00%	388	31,671,061	7.37	81,626	622
80.01% - 85.00%	331	23,416,186	5.45	70,744	609
85.01% - 90.00%	623	59,185,426	13.76	95,001	610
90.01% - 95.00%	466	46,070,197	10.71	98,863	613
95.01% - 100.00%	1,962	207,382,541	48.23	105,700	615
100.00% or greater	351	35,720,398	8.31	101,768	601
TOTAL:	4,522	430,000,042	100.00	95,091	614

Original Combined Loan-to-Value Ratios of Group 2 Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	1	24,778	0.01	24,778	564
25.01% - 30.00%	4	103,347	0.02	25,837	635
30.01% - 35.00%	5	215,026	0.05	43,005	618
35.01% - 40.00%	14	599,368	0.14	42,812	580
40.01% - 45.00%	14	681,484	0.16	48,677	628
45.01% - 50.00%	19	653,542	0.15	34,397	610
50.01% - 55.00%	21	1,164,312	0.27	55,443	635
55.01% - 60.00%	33	2,134,920	0.50	64,695	622
60.01% - 65.00%	62	4,538,184	1.06	73,197	632
65.01% - 70.00%	93	5,981,158	1.39	64,314	625
70.01% - 75.00%	135	10,458,115	2.43	77,468	628
75.01% - 80.00%	388	31,671,061	7.37	81,626	622
80.01% - 85.00%	331	23,416,186	5.45	70,744	609
85.01% - 90.00%	623	59,185,426	13.76	95,001	610
90.01% - 95.00%	466	46,070,197	10.71	98,863	613
95.01% - 100.00%	1,962	207,382,541	48.23	105,700	615
100.00% or greater	351	35,720,398	8.31	101,768	601
TOTAL:	4,522	430,000,042	100.00	95,091	614

Current Combined Loan-to-Value Ratios of Group 2 Mortgage Loans

Range of Current Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	5	128,124	0.03	25,625	621
25.01% - 30.00%	7	202,145	0.05	28,878	559
30.01% - 35.00%	15	427,521	0.10	28,501	610
35.01% - 40.00%	20	902,963	0.21	45,148	617
40.01% - 45.00%	23	785,015	0.18	34,131	605
45.01% - 50.00%	32	1,638,719	0.38	51,210	629
50.01% - 55.00%	42	2,348,091	0.55	55,907	626
55.01% - 60.00%	75	4,530,441	1.05	60,406	618
60.01% - 65.00%	104	6,561,678	1.53	63,093	637
65.01% - 70.00%	149	10,669,709	2.48	71,609	629
70.01% - 75.00%	220	15,412,170	3.58	70,055	619
75.01% - 80.00%	397	31,858,268	7.41	80,248	618
80.01% - 85.00%	342	28,465,142	6.62	83,231	613
85.01% - 90.00%	657	62,500,976	14.54	95,131	608
90.01% - 95.00%	592	60,969,351	14.18	102,989	616
95.01% - 100.00%	1,819	199,927,554	46.49	109,911	613
100.00% or greater	23	2,672,176	0.62	116,182	595
TOTAL:	4,522	430,000,042	100.00	95,091	614

Geographic Distribution of Mortgaged Properties of Group 2 Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Ohio	1,143	110,983,367	25.81	97,098	615	93.58
Indiana	484	43,535,400	10.12	89,949	612	92.83
Missouri	323	31,025,545	7.22	96,054	612	93.81
North Carolina	269	23,028,298	5.36	85,607	600	93.85
Illinois	253	22,139,254	5.15	87,507	616	93.02
Pennsylvania	233	21,373,575	4.97	91,732	609	91.97
Kentucky	195	17,922,117	4.17	91,908	621	94.45
Michigan	159	15,817,240	3.68	99,480	610	92.65
Georgia	146	15,536,236	3.61	106,413	607	92.40
Tennessee	135	13,657,157	3.18	101,164	621	95.59
Other	1182	114,981,854	26.76	97,277	617	91.61
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Occupancy Types of Group 2 Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Primary Residence	4,522	430,000,042	100.00	95,091	614	92.92
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

Mortgaged Property Types of Group 2 Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Single-family	4,522	430,000,042	100.00	95,091	614	92.92
TOTAL:	4,522	430,000,042	100.00	95,091	614	92.92

Age of Group 2 Mortgage Loans

Range of Ages	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
13 - 24	918	106,472,521	24.76	115,983	628
25 - 36	1,331	144,372,766	33.58	108,469	618
37 - 48	569	46,785,428	10.88	82,224	603
49 - 60	1,231	98,749,601	22.97	80,219	602
61 - 72	355	27,427,298	6.38	77,260	601
73 - 84	89	4,806,993	1.12	54,011	605
85 - 96	29	1,385,434	0.32	47,774	608
TOTAL:	4,522	430,000,042	100.00	95,091	614

Delinquency of Group 2 Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans
Current	4,434	422,005,166	98.14
31 - 60 Days	88	7,994,876	1.86
TOTAL:	4,522	430,000,042	100.00

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Chris Scott — Tel: (212) 272-5451
Sr. Managing Director — cscott@bear.com

MBS Structuring

Keith Lind — Tel: (212) 272-5451
Vice-President — klind@bear.com

MBS Banking

Jennifer Schneider — Tel: (212) 272-7599
Managing Director — jeschneider@bear.com

Ernie Calabrese — Tel: (212) 272-9529
Associate Director — ecalabrese@bear.com

Andrew Jacobs — Tel: (212) 272-5221
Analyst — abjacobs@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Andrew Hayford – S&P — Tel: (212) 438-2412
Andrew_hayford@standardandpoors.com

Rachel Peng – Moody's — Tel: (212) 553-3831
Rachel.Peng@moodys.com